Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

ITEM 1:	NAME AND ADDRESS OF COMPANY

Goldcorp Inc. (“Goldcorp”) Suite 3400, 666 Burrard Street Vancouver, British Columbia V6C 2X8

ITEM 2:	DATE OF MATERIAL CHANGE

May 8, 2013

ITEM 3:	NEWS RELEASE

A press release was issued by Goldcorp on May 8, 2013 and a copy of the press release is attached hereto.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

Goldcorp announced on May 8, 2013, that Pueblo Viejo Dominicana Corporation (“PVDC”) had reached an agreement in principle with the Government of the Dominican Republic (the “Government”) concerning amendments to the Pueblo Viejo Special Lease Agreement (the “SLA”). The Pueblo Viejo mine is operated by PVDC, which is jointly owned by Barrick Gold Corporation (“Barrick”) (60%) and Goldcorp (40%).

If the proposed amendments become effective and binding, revenues to the Government will be increased and brought forward via a number of proposed changes. It is anticipated that there will be an approximate 50/50 split of the expected cash flows from the mine between PVDC and the Government over the years 2013-2016. This would result in tax revenues to the Government of approximately US$2.2 billion over this period at a gold price of US$1,600 per ounce. The economic benefit of these potential changes over the life of the mine to the Government is approximately US$1.5 billion (net present value at a discount rate of 5% and assuming a gold price of US$1,600 per ounce).

The proposed amendments are subject to negotiation of a definitive agreement, which will require the approval of each of the Boards of Directors of Barrick and Goldcorp along with the lenders who provided project financing in respect of Pueblo Viejo. Any definitive agreement will also be subject to approval by the Congress of the Dominican Republic. The SLA will continue in full force and effect according to its present terms unless and until a definitive agreement is fully executed and approved.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

The SLA governs the development and operation of the Pueblo Viejo mine. The agreement came into force in July 2003 following negotiations between the Government and PVDC (then known as Placer Dome Dominicana Corporation), an affiliate of Placer Dome Inc. (“Placer Dome”). In February 2006, Barrick acquired Placer Dome and in May 2006 amalgamated the companies. At the same time, Barrick sold a 40% stake in the Pueblo Viejo project to Goldcorp. In 2009, the Government and PVDC agreed to amend the terms of the SLA. The amendment became effective on November 13, 2009 following its ratification by the Dominican National Congress.

The SLA now in effect with respect to the Pueblo Viejo mine obligates PVDC to make the following payments to the Government: a Net Smelter Return Royalty (“NSR”) of 3.2% of market value; a Net Profits Tax (“NPI”) of 28.75%, payable after the mine achieves a 10% internal rate of return on PVDC’s initial capital investment; a 25% corporate income tax; a withholding tax on interest paid on loans and on payments abroad; and certain fixed payments due upon achieving certain milestones. The Pueblo Viejo mine achieved commercial production in January 2013 and the mine is expected to ramp up to full capacity in the second half of 2013.

In recent months, the President of the Dominican Republic and certain members of the Dominican Congress, including the President of the House of Deputies, had expressed a desire to accelerate and increase the benefits that the Government will derive from the Pueblo Viejo mine under the SLA. Barrick, while fully reserving its rights under the SLA, which cannot be unilaterally altered, engaged in dialogue with representatives of the Government in an effort to achieve a mutually acceptable outcome.

On May 8, 2013, Barrick announced that PVDC reached an agreement in principle with the Government concerning amendments to the SLA. If the proposed amendments become effective and binding, revenues to the Government will be increased and brought forward via a number of proposed changes. To achieve this objective, amendments to the SLA, which will be mutually agreed upon by the parties, would include items such as the following:

•  elimination of the 10% internal rate of return embedded in the initial capital investment for the purposes of the NPI;

•  an extension of the period over which PVDC will recover its capital investment;

•  a delay of application of NPI deductions; and

•  a reduction in depreciation rates.

The agreement in principle also establishes a graduated minimum tax. The tax will be adjusted up or down based on metal prices. The annual minimum tax rate will be reset every three years and will be equivalent to 90% of the taxes that would have been payable by PVDC over the same period. The details for the implementation of the minimum tax are to be mutually determined by the parties.

All other terms of the SLA now in effect with respect to the Pueblo Viejo mine, including the 3.2% NSR, 28.75% NPI and 25% corporate income tax, would remain unchanged.

Based on the proposed amendments, it is anticipated that there will be an approximate 50/50 split of the expected cash flows from the mine between PVDC and the Government over the years 2013-2016. This would result in tax revenues to the Government of approximately US$2.2 billion over this period at a gold price of US$1,600 per ounce.

The economic benefit of these potential changes over the life of the mine to the Government is approximately US$1.5 billion (net present value at a discount rate of 5% and assuming a gold price of US$1,600 per ounce).

The proposed amendments are subject to negotiation of a definitive agreement, which will require the approval of each of the Boards of Directors of Barrick and Goldcorp along with the lenders who provided project financing in respect of Pueblo Viejo. Any definitive agreement will also be subject to approval by the Congress of the Dominican Republic. The SLA will continue in full force and effect according to its present terms unless and until a definitive agreement is fully executed and approved.

The Government has also reiterated its commitment to facilitating the timely granting of permits and other requirements necessary for ongoing operations at Pueblo Viejo.

See the news releases attached hereto as Schedule A for a full description of the material change.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain information contained or incorporated by reference in this report, including any information as to Goldcorp’s plans, constitutes “forward-looking statements”. See the Cautionary Note Regarding Forward-Looking Statements included in the news release attached hereto as Schedule A for a description of certain factors that could cause actual results to differ materially from those projected in the forward-looking statements. Goldcorp disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

ITEM 6:	RELIANCE OF SUBSECTION 7.1(2) OR (3) of NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

For further information, please contact Jeff Wilhoit, Vice President, Investor Relations of Goldcorp at (604) 696-3074.

ITEM 9:	DATE OF REPORT

Dated at Vancouver, British Columbia this 17th day of May, 2013.

SCHEDULE A

AGREEMENT-IN-PRINCIPLE ANNOUNCED ON AMENDMENTS TO PUEBLO VIEJO

SPECIAL LEASE AGREEMENT

Vancouver, British Columbia, May 8, 2013 – GOLDCORP INC. (TSX: G, NYSE: GG) — announced that Barrick Gold Corporation (“Barrick”) today reported that Pueblo Viejo Dominicana Corporation (“PVDC”) has reached an agreement in principle with the Government of the Dominican Republic concerning amendments to the Pueblo Viejo Special Lease Agreement (SLA). The Pueblo Viejo mine is operated by PVDC, which is jointly owned by Goldcorp (40%) and Barrick (60%).

The agreement in principle comes after eight months of constructive discussions between PVDC and the Government of the Dominican Republic. The agreement in principle preserves the economic value of the Pueblo Viejo mine, while also addressing the fiscal objectives of the country, in a way that will provide stability for both parties moving forward.

PVDC is one of the largest foreign investors in the Dominican Republic and it is in the company’s long-term interest to support the economic stability and development of the country, where Pueblo Viejo will be operating for the next three decades.

If the proposed amendments are implemented and entered into force, revenues to the Government of the Dominican Republic will be increased and brought forward via a number of proposed changes. To achieve this objective, amendments to the SLA, which will be mutually agreed upon by the parties, could include items such as the following:

1.	Elimination of a 10% return embedded in the initial capital investment for the purposes of the NPI;

2.	An extension to the period over which PVDC will recover its capital investment;

3.	A delay of application of NPI deductions; and

4.	A reduction in depreciation rates

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A graduated minimum tax will be established. The tax will be adjusted up or down based on metal prices. The annual minimum tax rate will be reset every three years and will be equivalent to 90% of the taxes that would have been payable by PVDC over the same period. The details for the implementation of the minimum tax are to be mutually determined by the parties.

Based on the proposed amendments, it is anticipated there will be an approximate 50/50 split of the expected cash flows from the mine between PVDC and the Government over the years 2013-2016. This would result in tax revenues to the Government of approximately $2.2 billion over this period at a gold price of $1,600 per ounce.

The economic benefit of these changes over the life of the mine to the Government of the Dominican Republic is approximately $1.5 billion (net present value at 5% discount rate and $1,600 gold price assumption).

The proposed agreement includes the following broad parameters consistent with the SLA:

•	Corporate income tax rate of 25 percent

•	Net smelter royalty (NSR) of 3.2 percent

•	Net profits tax (NPI) of 28.75 percent

The proposed amendments are subject to negotiation of a Definitive Agreement, which will require the approval of the Boards of Directors of Goldcorp and Barrick along with the project lenders. The Definitive Agreement will also be subject to approval by the Congress of the Dominican Republic. The SLA will continue in full force and effect according to its present terms unless and until the Definitive Agreement is fully executed and approved.

The Government of the Dominican Republic has also reiterated its commitment to facilitating the timely granting of permits and other requirements necessary for ongoing operations at Pueblo Viejo.

Pueblo Viejo is a world-class, low-cost mine and is expected to contribute an average of between 415,000 to 450,000 ounces of gold per year to Goldcorp’s account in its first full five years of production. For 2013, gold production is expected to be between 330,000 to 435,000 ounces to Goldcorp’s account.

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Goldcorp is one of the world’s fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. (“Goldcorp”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2012 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit

Vice President, Investor Relations

Goldcorp Inc.

Telephone: (604) 696-3074

Fax: (604) 696-3001

E-mail: info@goldcorp.com

www.goldcorp.com

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